EXHIBIT (4)(b)(i)

                           JOINT ANNUITANT ENDORSEMENT



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                                   ENDORSEMENT




This policy is hereby amended as follows:

1. If both the annuitant and the contingent annuitant are living at the maturity date, the following sentence of the MONTHLY INCOME BENEFIT section is deleted:

            "Your plan will be Life Income with 10 Years Certain, unless you choose otherwise."

      and replaced by the following sentence:

            "Your plan will be Joint Life and Survivor Income unless you choose otherwise."


2. If both the annuitant and the contingent annuitant are living at the maturity date, the following phrase of the MONTHLY INCOME BENEFIT section is deleted:

      "(a) is the monthly payment rate per $1,000 under the Optional Payment Plans for Income 10 years Certain, using the sex and age nearest birthday of the annuitant, instead of the payee, on the maturity date;"

      and replaced by the following:

      "(a) is the monthly payment rate per $1,000, shown under the Optional Payment Plans for Joint Life and Survivor Income, using the sexes and ages nearest birthday of the annuitant and the contingent annuitant, instead of the payees, on the maturity date;"


3. The "Misstatement of Age or Sex" provision under the GENERAL INFORMATION section shall be construed to apply to both the annuitant and the contingent annuitant.


4. The owner may not add a contingent annuitant should the annuitant or contingent annuitant die before the maturity date.




For the Life Insurance Company of Virginia,


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                        Paul E. Rutledge, III

                              President